Ascentage Pharma Group International

68 Xinqing Road Suzhou Industrial Park

Suzhou, Jiangsu

China

January 21, 2025

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, DC 20549-3720

Attention:	Tamika Sheppard
Laura Crotty
Eric Atallah
Daniel Gordon

Re:	Ascentage Pharma Group International (CIK #0002023311)
Registration Statement on Form F-1 (File No. 333-284064)

Acceleration Request
	Requested Date:	January 23, 2025
	Requested Time:	3:00 P.M. Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 of Regulation C (“Rule 461”) promulgated under the Securities Act of 1933, as amended, Ascentage Pharma Group International (the “Company”) hereby requests that the above-referenced Registration Statement on Form F-1, as amended (the “Registration Statement”), be declared effective at the “Requested Date” and “Requested Time” set forth above, or as soon thereafter as practicable.

If there is any change in the acceleration requests set forth above, the Company will promptly notify you of the change, in which case the Company may be making an oral request of acceleration of the effectiveness of the Registration Statement in accordance with Rule 461. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Wilson Sonsini Goodrich & Rosati, P.C., by calling David G. Sharon at (212) 453-2842. The Company understands that J.P. Morgan Securities LLC and Citigroup Global Markets Inc., on behalf of the prospective underwriters of the offering, have joined in this request in a separate letter delivered to you today.

* * *

[Signature page follows]

Sincerely,
Ascentage Pharma Group International

/s/ Dajun Yang
Name:	Dajun Yang, M.D., Ph.D.
Title: Chief Executive Officer

cc:	Thomas J. Knapp, Ascentage Pharma Group International
Steven V. Bernard, Wilson Sonsini Goodrich & Rosati, P.C.
Megan J. Baier, Wilson Sonsini Goodrich & Rosati, P.C.
Jennifer Fang, Wilson Sonsini Goodrich & Rosati, P.C.
David G. Sharon, Wilson Sonsini Goodrich & Rosati, P.C.
Weiheng Chen, Wilson Sonsini Goodrich & Rosati, P.C.
Winfield Lau, Wilson Sonsini Goodrich & Rosati, P.C.

[Signature Page to Acceleration Request]